Exhibit (d)(4)

ROLLOVER AGREEMENT

This Rollover Agreement (this “Agreement”) dated as of November 6, 2018, is made by and among PVKG Investment Holdings, Inc., a Delaware corporation (“Holdings”), and the undersigned person (collectively, the “Investors” and, each individually, an “Investor”), each a stockholder of ConvergeOne Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, soon after the execution of this Agreement, PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), shall cause PVKG Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), to commence (within the meaning of Rule 14d-2 of the Securities Exchange Act, as amended) a tender offer to acquire all of the Shares at an offer price of $12.50 per share, in cash, without interest (the “Offer Price”), pursuant to the terms and conditions set forth in an Offer to Purchase under cover of the Schedule TO and in a related letter of transmittal to be filed with the Securities and Exchange Commission (which, together with any amendments or supplements thereto, collectively constitute the “Offer”);

WHEREAS, the Offer is being made in connection with a proposed merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger to be entered into by and among Parent, Purchaser and the Company (the “Merger Agreement”), which contemplates that upon the terms and subject to the conditions in the Merger Agreement, Purchaser will merge with and into the Company, with the Company remaining as the surviving corporation;

WHEREAS, prior to and without giving effect to the transactions contemplated by the Merger Agreement (the “Contemplated Transactions”), each Investor owns the number of Shares set across from his, her or its name on Annex A attached hereto;

WHEREAS, in connection with the consummation of the Contemplated Transactions, each Investor hereby commits to contribute that number of Shares set forth across from such Investors name on Annex A, owned, beneficially and of record, by such Investor at the Contribution Closing (the “Rollover Shares”) in exchange for the issuance of shares of common stock of Holdings (the “Holdings Shares”) as determined in accordance with this Agreement, and the Rollover Shares shall be cancelled pursuant to Section 2.5(a)(2) of the Merger Agreement;

WHEREAS, CVC Capital Partners VII (A) L.P., CVC Capital Partners Investment Europe VII L.P. and CVC Capital Partners VII Associates L.P. shall, or shall cause one or more of its Affiliates to, immediately prior to the Merger, contribute to Holdings an amount of cash (the “Contributed Cash”) equal to the Merger Consideration (as defined in the Merger Agreement) in exchange for shares of Holdings in a transaction described in Section 351(a) of the Code that is intended to be integrated with the rollover contemplated by this Agreement such that, after consummation of such transaction and the rollover contemplated by this Agreement, the party or parties contributing the Contributed Cash in exchange for shares of Holdings together with the Investors own stock representing “control” of Holdings within the meaning of Section 368(c) of the Code; and

WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the contributions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE 1

CONTRIBUTION

Section 1.1 Contributed Common Stock. Upon the terms and subject to the conditions of this Agreement, each Investor hereby agrees to transfer, contribute and deliver to Holdings as of the Contribution Closing (as defined below) all of such Investor’s Rollover Shares set across from his, her or its name on Annex A attached hereto. In consideration for the Rollover Shares, Holdings hereby agrees to issue to each Investor, as of the Contribution Closing, the number of shares of Holdings Shares equal to the Rollover Shares Value divided by the value of a Holdings Share, which the parties hereby agree shall be the same price per share paid by CVC Capital Partners VII (A) L.P. for its indirect purchase of identical Holdings Shares in connection with the transactions contemplated by the Merger Agreement (the “Share Purchase Price”). For purposes of this section, the “Rollover Shares Value” shall equal the Offer Price multiplied by the number of such Investor’s Rollover Shares.

Section 1.2 Delivery of Contribution and Stock Certificates. Subject to the satisfaction (or waiver by the parties entitled to the benefit hereof) of the conditions set forth in Section 1.3 below, the closing of the transactions contemplated by this Agreement (the “Contribution Closing”) shall be deemed to have occurred immediately prior to the Effective Time. At the Contribution Closing, Holdings will issue to each Investor the Holdings Shares, against (i) the transfer and contribution to Holdings of the Rollover Shares (including the delivery of certificates evidencing the applicable number of Shares owned, beneficially and of record, by such Investor, duly endorsed to Holdings), free and clear of any Encumbrances, by such Investor and (ii) a duly executed joinder to the stockholders agreement of Holdings by such Investor. At the Effective Time, the Holdings Shares shall have the rights, preferences, allocations, privileges and restrictions set forth in the stockholders agreement of Holdings, which stockholders agreement shall contain customary provisions relating to, among other provisions, transfer restrictions, tag-along and drag-along provisions, repurchase rights in favor of Holdings and such other customary terms, in each case as mutually acceptable to the parties.

Section 1.3 Closing Condition; Failure of the Merger to Occur. The obligations of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Parent, Purchaser and/or the Company, as applicable, of all of the conditions to the consummation of the Merger, as set forth in the Merger Agreement. If for any reason the Merger contemplated by the Merger Agreement fails to occur but the Contribution Closing has already taken place, then Holdings shall return to each Investor, such Investor’s Rollover Shares.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Purchaser. Holdings represents and warrants to each Investor as follows:

(a) Holdings is a corporation, validly existing and in good standing under the laws of the state of Delaware and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Holdings of this Agreement, the performance by Holdings of its obligations hereunder, and the consummation by Holdings of the transactions contemplated hereby have been duly authorized. This Agreement has been duly executed and delivered by Holdings and, assuming the due execution and delivery thereof by each Investor, constitutes a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, except as enforceability may be limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by Holdings of this Agreement and the consummation by Holdings of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Legal Requirement or Order applicable to Holdings or its properties or assets, (ii) require authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Holdings is entitled under any provision of any agreement or other instrument to which Holdings is a party or by which Holdings is bound, or (ii) violate the provisions of the governing documents of Holdings.

Section 2.2 Representations and Warranties of the Investor. Each Investor represents and warrants to Holdings that:

(a) Such Investor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by such Investor, and assuming the due execution and delivery thereof by Holdings, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as enforceability may be limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance of this Agreement by such Investor and the consummation by such Investor of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Legal Requirement or Order applicable to such Investor, (ii) require authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Investor is entitled under any provision of any agreement or other instrument to which such Investor is a party or by which such Investor is bound, or (iv) result in the imposition of any Encumbrance on any of the Rollover Shares.

(c) As of the date hereof, such Investor is the beneficial owner of the Rollover Shares, free and clear of any Encumbrances and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such Rollover Shares) other than those created by this Agreement.

(d) The spouse of such Investor has executed and delivered or shall execute and deliver to Holdings the requisite spousal consent in a form satisfactory to Holdings.

ARTICLE III

COVENANTS

Section 3.1 No Proxies or Encumbrances. Except pursuant to the terms of this Agreement, the Support Agreement or the Merger Agreement, no Investor will, directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such Investor’s Rollover Shares, (b) tender any of such Investor’s Rollover Shares pursuant to the Offer or (c) otherwise sell, assign, transfer, encumber or dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of such Investor’s Rollover Shares unless such action is effective upon a Company Adverse Change Recommendation resulting from a Superior Offer in compliance with Section 6.1(b)(i) of the Merger Agreement.

Section 3.2 Further Assurances. Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder.

Section 3.3 Tax Matters. The parties hereto agree to (a) treat the rollover contemplated by this Agreement for U.S. federal income tax purposes as a contribution of the Rollover Shares to Holdings under Section 351(a) of the Code of 1986, as amended (the “Code”) and (ii) not take any action or position (including but not limited to preparation and filing of any tax return) that is inconsistent with, or is otherwise harmful to, such treatment, except as may be required by a final determination within the meaning of Section 1313(a) of the Code.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a) if to Holdings to:

c/o CVC Advisors (U.S.) Inc.

One Maritime Plaza, Suite 1610

San Francisco, CA 94111

United States of America

Attention Chris Colpitts

Email: ccolpitts@cvc.com

with copies (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

Attention: Oliver Brahmst; Chang-Do Gong; Robert N. Chung

Email: obrahmst@whitecase.com; cgong@whitecase.com; robert.chung@whitecase.com Esq.

(b) if to the Investors to: addresses set forth across from such Investors name on Annex A

Section 4.2 Termination. This Agreement shall automatically terminate if, at any time prior to the Contribution Closing, the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of this Agreement as provided in this Section 4.2, this Agreement shall immediately become void and there shall be no liability or obligations on the part of Holdings or the Investor under this Agreement.

Section 4.3 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that notwithstanding the foregoing, after consummation of the transactions contemplated as of the Contribution Closing, Holdings may assign all but not less than all of its rights and obligations hereunder to any Affiliate without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 4.4 Counterparts. This Agreement may be executed in two or more counterparts, by different parties on separate counterparts or by confirmation by electronic mail from a party, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.5 Survival. The representations, warranties, and other agreements contained herein will survive the Contribution Closing.

Section 4.6 Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Purchaser and the Investor. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement.

Section 4.7 Integration. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

Section 4.8 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

Section 4.9 Specific Performance. The parties hereto agree that irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

Section 4.10 No Ownership Interest. All rights, ownership and economic benefits of and relating to the Rollover Shares shall remain vested in and belong to each Investor, and Holdings shall have no authority to exercise any power or authority to direct the Investors, except as specifically provided herein and subject to all of the conditions precedent herein, (a) in the voting or disposition of any of the Rollover Shares or (b) in the performance of such Investor’s duties or responsibilities as a stockholder of the Company.

Section 4.11 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, without giving effect to any Law that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court in Delaware for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto and (b) irrevocably waive, in any such action, any claim of improper venue or any claim that such courts are an inconvenient forum.

Section 4.12 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

PVKG Investment Holdings, Inc.

By:	/s/ James Christopoulos
Name: James Christopoulos
Title: Secretary

[Signature Page to Rollover Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

/s/ John McKenna, Jr.
John McKenna, Jr.

/s/ Jeff Nachbor
Jeff Nachbor

/s/ Paul Maier
Paul Maier

/s/ John Lyons
John Lyons

/s/ Craig Chumley
Craig Chumley

/s/ Klaus Hillman
Klaus Hillman

/s/ Gerald Pearce
Gerald Pearce

/s/ Seth Frank
Seth Frank

/s/ Bill Benson
Bill Benson

/s/ Neil Wada
Neil Wada

/s/ Joe Fabrizio
Joe Fabrizio

/s/ Colleen Haberman
Colleen Haberman

/s/ Mark Langanki
Mark Langanki

/s/ Brooks Martin
Brooks Martin

/s/ Scott Ford
Scott Ford

[Signature Page to Rollover Agreement]

ANNEX A

Names	Rollover Shares	Addresses

John Mckenna	1,405,641

Jeff Nachbor	320,000

Paul Maier	185,435

John Lyons	150,000

Crig Chumley	50,000

Klaus Hillman	42,164

Gerry Pearce	57,668

Seth Frank	47,114

Bill Benson	1,710

Neil Wada	9,330

Joe Fabizio	33,354

Colleen Haberman	20,000

Mark Langanki	6,889

Brooks Martin	28,000

Scott Ford	100,000

Total	2,457,305